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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For October 13, 2005

Commission File No. 1-11284

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐                        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐                        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

        Furnished herewith is a Material Change Report of Falconbridge Limited ("Falconbridge"), dated October 13, 2005, disclosing that on October 10, 2005, Falconbridge and Inco Limited ("Inco") entered into a support agreement (the "Support Agreement") pursuant to which Inco agreed that, subject to the terms and conditions of the Support Agreement, it will make an offer (the "Offer") to acquire all of the outstanding common shares of Falconbridge ("Falconbridge Shares"), pursuant to which each holder of Falconbridge Shares may elect to receive either Cdn.$34.00 in cash per Falconbridge Share held or 0.6713 of a common share of Inco ("Inco Shares") plus Cdn.$0.05 in cash for each Falconbridge Share held, subject, in each case, to proration based upon the maximum amount of cash available, and the maximum number of Inco Shares issuable, under the Offer.

        The Material Change Report shall also be deemed filed for purposes of the Securities Exchange Act of 1934 (including for the purpose of being incorporated by reference into one or more registration statements under the Securities Act of 1933, as amended). The Material Change Report is specifically incorporated by reference into the registrant's Registration Statement on Form S-8 (File No. 333-126529).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED
(Registrant)
October 14, 2005	By:	/s/ STEPHEN K. YOUNG Stephen K. Young — Corporate Secretary

Exhibit Index

Exhibit No.	Description
99.1	Material Change Report of Falconbridge Limited ("Falconbridge"), dated October 13, 2005, disclosing that on October 10, 2005, Falconbridge and Inco Limited ("Inco") entered into a support agreement (the "Support Agreement") pursuant to which Inco agreed that, subject to the terms and conditions of the Support Agreement, it will make an offer (the "Offer") to acquire all of the outstanding common shares of Falconbridge ("Falconbridge Shares"), pursuant to which each holder of Falconbridge Shares may elect to receive either Cdn.$34.00 in cash per Falconbridge Share held or 0.6713 of a common share of Inco ("Inco Shares") plus Cdn.$0.05 in cash for each Falconbridge Share held, subject, in each case, to proration based upon the maximum amount of cash available, and the maximum number of Inco Shares issuable, under the Offer.

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SIGNATURES
Exhibit Index